

Public Amend ᒍᏀ

16002026

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 57213

ᒍᏀ

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __12/01/2015__ AND ENDING __12/31/2015__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__21 Millbrook Lane__
(No. and Street)

__Kerhonkson__   __NY__   __12446__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Michael Ross   (800) 343-3687__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Ron Friedman__
(Name – if individual, state last, first, middle name)

__177 White Plains Rd 14E__   __Tarrytown__   __NY__   __10591__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

alB   *alB*

OATH OR AFFIRMATION

I, __Michael Ross__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Westchester Capital Planning, Inc.__ , as of __December 31__ , 20 __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2015 & 2014

Westchester Capital Planning, Inc.
Table of Contents

RON FRIEDMAN
CPA

Independent Auditor's Report

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying statements of financial condition of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2015 and 2014, and the related statements of income and changes in stockholders' equity, and statements of cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westchester Capital Planning, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

1

The accompanying supplemental information including Schedule I-Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ron Friedman

Ron Friedman, CPA
February 26, 2016

Westchester Capital Planning, Inc.
Statements of Financial Condition
For the Year Ended December 31,

		2015		2014
ASSETS				
Current Assets				
Cash	$	9,972	$	14,905
Total current assets		9,972		14,905
Fixed Assets				
Computer equipment		2,183		2,183
Less: Accumulated depreciation		(2,183)		(2,183)
Total fixed assets		-		-
TOTAL ASSETS	$	9,972	$	14,905
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities				
Accounts payable	$	457	$	600
Accrued expenses		2,115		2,265
Total current liabilities		2,572		2,865
Stockholder's equity				
Common Stock-no par value, 200 shares authorized, issued and outstanding		2,000		2,000
Additional paid in capital		18,422		18,422
Retained earnings (deficit)		(13,022)		(8,382)
Total stockholder's equity		7,400		12,040
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,972	$	14,905

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2015	2014
Revenues		
Commission income	$ 74,177	$ 116,413
Total Revenue	74,177	116,413
Expenses		
Officer salary	10,500	10,300
Payroll tax expense	1,024	1,117
Auto expenses	6,185	5,921
Bank service charges	199	-
Office expense	1,175	1,494
License and registrations	2,333	4,131
Legal and accounting	2,640	2,655
Rent and office services	3,240	3,240
Postage	1,020	1,267
Telephone	2,892	2,892
Total operating expenses	31,208	33,017
Net income	42,969	83,396
Retained earnings (deficit), beginning of year	(8,382)	(12,058)
Shareholder distributions	(47,609)	(79,720)
Retained earnings (deficit), end of year	$ (13,022)	$ (8,382)

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

	2015	2014
Cash flows from operating activities		
Net income	$ 42,969	$ 83,396
Adjustments to reconcile net income to cash provided by operating activities:		
Accrued expenses	(150)	265
Accounts payable	(143)	243
Cash provided by operating activities	42,676	83,904
Cash flows from financing activities		
Shareholder distributions	(47,609)	(79,720)
Cash (used) for financing activities	(47,609)	(79,720)
Increase (decrease) in cash for the period	(4,933)	4,184
Cash-beginning of period	14,905	10,721
Cash-end of period	$ 9,972	$ 14,905

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2014	$ 2,000	$ 18,422	$ (12,058)	$ 8,364
Net Income			83,396	83,396
Cash dividend distributed			(79,720)	(79,720)
Balance December 31, 2014	2,000	18,422	(8,382)	12,040
Net Income			42,969	42,969
Cash dividend distributed			(47,609)	(47,609)
Balance December 31, 2015	$ 2,000	$ 18,422	$ (13,022)	$ 7,400

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Notes to the Financial Statements
December 31, 2014 & 2013

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2015 and 2014 the company was in compliance with its capital requirements and had excess net capital of $2,400 and $7,040, respectively.

Westchester Capital Planning, Inc.
Schedule I-Statements of Net Capital
For the Year Ended December 31,

	2015	2014
Total Assets	9,972	14,905
Less: total liabilities	2,572	2,865
Net worth	7,400	12,040
Less: non-allowable assets	-	-
Current capital	7,400	12,040
Less: haircuts	-	-
Net capital	7,400	12,040
Required net capital	5,000	5,000
Excess net capital	2,400	7,040
Aggregate indebtedness	2,572	2,865
Aggregate indebtedness to net capital	34.76%	23.80%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015 & 2014.

See accompanying notes to the financial statements.



RON FRIEDMAN, CPA

177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

RON FRIEDMAN CPA

Report of Independent Registered Public Accounting Firm

I have reviewed management's statements, included in the accompanying Westchester Capital Planning , Inc.'s Exception Report, in which: (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)1 and 17 C.F.R. § 240.15c3-3(k)2i (the "exemption provisions") and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)1 and (k)2i of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ron Friedman

Ron Friedman, CPA
Tarrytown, New York
February 26, 2016

RON FRIEDMAN, CPA

RON FRIEDMAN CPA

177 White Plains Road-Apt. 14E
Tarrytown, New York 10591
ron@ronfriedmancpa.com
(T) 914.631.0369
(C) 914.830.4369
(F) 914.631.0939

Board of Director and Shareholder
Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2015, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC rule 17a-5(j).

Ron Friedman

Ron Friedman
Tarrytown, New York
February 26, 2016

Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

Westchester Capital Planning's Exception Report

Westchester Capital Planning (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*1 and 17 C.F.R. § 240.15c3-3 (k)2i:

Westchester Capital Planning, Inc.

I, Michael Ross, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

President & Sole Shareholder
February 23, 2016

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

SIPC-3 2015

8-

8-051213   FINRA   DEC   1/5/1999
WESTCHESTER CAPITAL PLANNING INC
21 MILLBROOK LANE
KERHONKSON, NY 12446

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3   FY 2015

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2015** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- [ ] (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - [x] (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - [x] (II) the sale of variable annuities;
  - [x] (III) the business of insurance;
  - [ ] (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

- [ ] (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
> Interest on Assessments.
> ... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.